October 14, 2005.

BY OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

  RE:
  Dividend Capital Total Realty Trust, Inc.
  Amendment No. 3 to Registration Statement on Form S-11,
  File No. 333-125338

Ladies and Gentlemen:

        On behalf of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (the "Company") and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the "Securities Act") please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement (the "Registration Statement") on Form S-11 ("Amendment No. 3").

        Amendment No. 3 includes revisions in response to the comment letter from the Staff of the Commission to John E. Biallas of the Company dated September 24, 2005 (the "Comment Letter"). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

        For the Staff's convenience, the Company is providing the Staff with 6 copies of Amendment No. 3, which have been marked to indicate the location of changes from the Registration Statement filed on September 7, 2005, together with copies of this response letter as filed with the Commission.

General

1.
We note your response to comment 3. We continue to believe that the term "partner" in the context of a real estate offering is not an appropriate term unless the parties, are in fact, "partners," as such term is understood in a legal context. For example, it does not appear that the relationships you contemplate entering into anticipate the sharing of gains and losses in a partnership structure. As such, please revise to refrain from using the term "partner".

Response to Comment 1

        The Company has replaced the term "strategic partners" with the term "product specialists" in response to the Staff's comment.

Cover Page

2.
We have reviewed your response to comment 7. Please note that Item 501(b) requires that you limit the front cover to one page. Therefore, we reissue our comment requesting that you limit your cover page to one page. Please also see Question 9 found in Staff Legal Bulletin 7A.

Response to Comment 2

        The Company has revised the cover page in response to the Staff's comment.

Prospectus Summary, page 1

3.
Refer to comment 9. Please revise to communicate a balanced presentation of the information in the prospectus summary. Your summary should address your weaknesses in the same manner as your strengths. For example, please highlight the information regarding conflicts of interests under a separate heading and restore sufficient detail in order for investors to be able to understand the nature of such conflicts. In this regard, we note your disclosure in the fourth paragraph on page 6. To the extent these revisions were made in order to shorten the size of the summary section, please be aware that there remains repetitive disclosure in the Q&A section.

Response to Comment 3

        The Company has revised the disclosure in the "Prospectus Summary" to provide a separate heading and section for Conflicts of Interest and eliminated potential redundancies in the "Questions and Answers" section in response to the Staff's comment.

Compensation to the Advisor and Affiliates, page 3

4.
We refer to your statement that you have summarized "the most significant fees" to be paid to the Advisor and its affiliates. To the extent you have omitted certain fees to be paid to affiliated entities, please revise your disclosure to briefly discuss these.

Response to Comment 4

        No fees were omitted from the disclosure. The Company has deleted the words "most significant" under the caption "Prospectus Summary—Compensation to the Advisor and its Affiliates" to clarify that this is a summary of the fees, not just the most significant fees, in response to the Staff's comment.

Share Redemption Program, page 12

5.
Please briefly discuss the prices at which shareholders may redeem their shares pursuant to your redemption program.

Response to Comment 5

        The Company has revised the disclosure under the caption "Prospectus Summary—Share Redemption Program" in response to the Staff's comment.

Estimate Use of Proceeds, page 40

6.
We note your response to comment 13. As previously requested, please revise to include a tabular presentation to identify each principal purpose for which the net proceeds are intended to be used, if you raise the minimum and maximum amounts registered pursuant to this offering. In this regard, we note your disclosure in footnote (9).

Response to Comment 6

        The Company has included a tabular presentation in the "Estimated Use of Proceeds" section to identify each principal purpose for which net proceeds are intended to be used in response to the Staff's comment.

Capitalization Table, page 92

7.
Update the capitalization table as of the most recent balance sheet date included in the filing.

Response to Comment 7

        The Company has updated the capitalization table in response to the Staff's comment.

Item 36 Financial Statement and Exhibits

Note 2—Summary of Significant Accounting Policies

Organizational and Offering Costs, pages 3 and 10

8.
Please advise us why you are not expensing organizational costs as incurred in accordance with SOP 98-5.

Response to Comment 8

        The Company has revised the disclosure to indicate that organizational costs are expensed as incurred in response to the Staff's comment.

Table III, page A-6

9.
We note your response to comment 26; however, we are unable to locate the requested disclosure. Please revise or advise. We refer you to the Instructions to Appendix II of Guide 5.

Response to Comment 9

        The Company has included a brief narrative before each Table III in response to the Staff's comment.

* * *

        If you should have any questions about this letter or require any further information, please call me at 212-735-2135.

Very truly yours,

/s/ Hugo F. Triaca

cc:
John E. Biallas, President, Dividend Capital Total Realty Trust, Inc.